

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2011

Mr. Thomas E. O'Hern
The Macerich Company
401 Wilshire Boulevard, Suite 700
Santa Monica, CA 90401

**Re: The Macerich Company
Form 10-K for the year ended December 31, 2010
File No. 1-12504**

Dear Mr. O'Hern:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Mall Stores and Freestanding Stores, page 7

1. In future periodic filings, please clarify how the rental per square footage disclosure accounts for concessions, abatements, and reimbursements. If the rental disclosure does not account for abatements or concessions, please quantify the effective rentals after subtracting the adjustments from contractual rents.

Management's Discussion and Analysis of Financial Condition, page 41

2. Please advise us whether you consider same center NOI a key performance indicator. We may have further comment.

3. In future periodic filings, please expand your overview and summary to discuss trends and uncertainties related to your business. To the extent you have material lease expirations in the next year, please include disclosure regarding the relationship of rents on expiring leases and market rents.

Comparison of Years Ended December 31, 2010 and 2009, page 48

4. Please tell us the reasons, from management's perspective, for the decrease in rental revenue from the Joint Venture Centers. Also, clarify the reasons for the decrease in rental revenues in spite of the increase in occupancy. To the extent applicable, please include similar disclosure in future filings.

5. In future filings, please provide a discussion of your changes in net income or tell us why such disclosure is not material.

Financial Statements

4. Investments in Unconsolidated Joint Ventures:, pages 82 to 87

6. We note your disclosure that you have deferred the remaining $26.2 million gain until dissolution of the FlatIron Crossing joint venture due to certain contractual rights afforded to the buyer. Please tell us more about the general nature of these contractual rights and how you determined it was appropriate to treat this transaction as a sale with the majority of the gain deferred. In your response, please reference your basis in GAAP for your accounting treatment.

7. Please provide to us your significance test of SDG Macerich Properties, L.P. and Tysons Corner LLC in accordance with Rule 3-09 of Regulation S-X.

9. Deferred Charges and Other Assets, net:, page 92

8. Please enhance your policy disclosure related to below market leases and how you determine the period over which lease intangibles are amortized. In your response, address your policy for determining how you assess the likelihood that a lessee will execute a below market lease renewal option.

Exhibits

9. It appears that the schedules and exhibits for your loan facility, filed as exhibit 10.21, were not included when you filed that agreement originally. Please file the noted agreement, complete with the schedules or exhibits or tell us why the agreement is no longer material.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang, Staff Attorney, at (202) 551-3386 or Tom Kluck, Branch Chief at (202) 551-3233 with regard to legal comments.

Sincerely,

Kevin Woody
Branch Chief